EXHIBIT 12.1

PEPSICO, INC. AND SUBSIDIARIES

Supplemental Computation of Ratio of Earnings to Fixed Charges (a)
Years Ended December 30, 2000, December 25, 1999, December 26, 1998,
December 27, 1997 and December 28, 1996
(in millions except ratio amounts)

                                                    2000     1999    1998     1997     1996
                                                  ------   ------  ------   ------   ------
Earnings:

Income from continuing operations
  before income taxes and cumulative
  effect of accounting changes .................  $3,761   $4,275  $2,660   $1,245   $1,982

Unconsolidated affiliates interests, net .......     (90)     (69)     28       15      272

Amortization of capitalized interest ...........       9       10       8       10        7

Interest expense ...............................     272      421     461      560      669

Interest portion of net rent expense (b) .......      57       46      60       55       60
                                                  ------   ------  ------   ------   ------

Earnings available for fixed charges ...........  $4,009   $4,683  $3,217   $1,885   $2,990
                                                  ======   ======  ======   ======   ======
Fixed Charges:

Interest expense ...............................  $  272   $  421  $  461   $  560   $  669

Capitalized interest ...........................       7       10      12       22       15

Interest portion of net rent expense (b) .......      57       46      60       55       60
                                                  ------   ------  ------   ------   ------

     Total fixed charges .......................  $  336   $  477  $  533   $  637   $  744
                                                  ======   ======  ======   ======   ======

Ratio of Earnings to Fixed Charges (c) .........   11.91     9.82    6.03     2.96     4.02
                                                  ======   ======  ======   ======   ======
(a)	Based on unrounded amounts.
(b)	One-third of net rent expense is the portion deemed representative of the interest factor.
(c)	Includes the impact of the 1999 gain on the bottling transactions of $1 billion, the $1.4 billion loss on a business divestiture in 1997, and asset impairment and restructuring charges of $184 million in 2000, $73 million in 1999, $482 million in 1998, $331 million in 1997 and $593 million in 1996. Excluding the gain in 1999, the loss in 1997, and the charges for all years, the ratio of earnings to fixed charges would have been 12.46 in 2000, 7.87 in 1999, 6.93 in 1998, 5.61 in 1997 and 4.80 in 1996.

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